Exhibit 99.1

Lixiang Education Announces Strategic Acquisition of Qingtian Overseas Chinese International School

LISHUI, China, November 19, 2021 /PRNewswire/ — Lixiang Education Holding Co., Ltd. (NASDAQ: LXEH) (the “Company”), a prestigious private primary and secondary education service provider in China, today announced its acquisition of 100% of the sponsorship interest of Qingtian Overseas Chinese International School (青田县华侨国际学校) (the “Target”) from Qingtian Zhongyi Education Investment Co., Ltd. (青田众亿教育投资有限公司) pursuant to a sponsorship interest transfer agreement. The total consideration for acquiring the Target is RMB 23 million. The Target is an educational institution specialized in providing high school education to returned overseas Chinese students, and the transaction was closed in November 2021. The Company expects that this acquisition will strengthen its competitiveness in the private education sector.

About Lixiang Education Holding Co., Ltd.

Founded in Lishui City, China, Lixiang Education Holding Co., Ltd. is one of the top 10 private primary and secondary education institutions in Zhejiang Province. The Company’s education philosophy is to guide the healthy development of students and to establish a solid foundation for their lifelong advancement and happiness. For more information, please visit: www.lixiangeh.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Siyi Ye

Tel: +86-578-2267142

Email: irlxeh@lsmxjy.com